July 23, 2020
VIA EDGAR
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Jennifer Hardy
RE:	Hedge Fund Guided Portfolio Solution
(File Nos. 333-232800 and 811-23347)

Dear Ms. Hardy:
This letter is in response to additional comments (“Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) conveyed by telephone on July 23, 2020, with respect to the registration statement filed under the Securities Act of 1933, as amended (the “1933 Act”), and under the Investment Company Act of 1940, as amended (the “1940 Act”), by Hedge Fund Guided Portfolio Solution (the “Registrant”) on June 1, 2020 (the “Registration Statement”).
This letter responds to the Staff’s request for additional information regarding comments relating to the Registrant’s Registration Statement that were addressed in a letter to the Staff dated July 21, 2020 (the “Original Response Letter”).  Changes in response to the Staff’s additional Comments as described below will be made in a pre-effective amendment to the Registrant’s Registration Statement, which will be filed pursuant to Form N-2/A.
We have, for the convenience of the Staff, repeated below the Comments followed by Registrant’s response. Defined terms not defined herein have the same meanings as used in the Registration Statement.
1.	Comment: Comment 7 in the Original Response Letter, was to make it clear that the expense example applies whether the shareholder redeems or holds shares. Please revise disclosure accordingly.

Response: The Registrant has revised the disclosure as follows:

Although actual costs may be higher or lower, based on the foregoing assumptions, a prospective Shareholder would pay the following expenses if the Shareholder holds or tenders ~~subsequently tendered~~ for repurchase its Shares in full at the end of those periods:

2.
Comment:    Please confirm where in the Registration Statement the disclosure proposed in response to Comment 10 in the Original Response Letter will be placed.  In addition, please confirm that the summary will have a briefer version of this disclosure.

Response:    The Registrant will add the disclosure proposed in response to Comment 10 after the second full paragraph under the heading “Additional Risk Factors - Uncertain Economic, Social and Political Environment.”  The Registrant confirms that the summary will have a briefer version of this disclosure.

3.
Comment:     With respect to the Registrant’s response to Comment 15 in the Original Response Letter, please revise the disclosure to add a cross-reference to the disclosure proposed in response to Comment 10.

Response: The Registrant will make the requested change.

4.
Comment:     With respect to the Registrant’s response to Comment 16 in the Original Response Letter, please revise the disclosure to add a cross-reference to the disclosure proposed in response to Comment 10.

Response: The Registrant will make the requested change.

5.
Comment:    With respect to the Registrant’s response to Comment 17 in the Original Response Letter, please revise the disclosure to “describe with specificity the criteria on which that type of compensation” is based, per Item 21.2 of Form N-2.

Response: The Registrant will revise the disclosure as follows:

Richter and Meyers have each been granted incentive compensation awards tied to the performance of certain GCMLP-Managed Accounts, other than the Fund. Additionally, Messrs. Richter, Meyers and Leimetter participate indirectly in a management incentive plan that provides to Messrs. Richter, Meyers and Leimetter a portion of the carried interest received by GCMLP or its affiliates from certain funds managed by GCMLP and its affiliates, not including the Fund ~~that is tied to the carried interest received by the Firm, which interest does not include the Fund~~. Such compensation is based on the contributions of Messrs. Richter, Meyers and Leimetter to the Firm in general.

6.	Comment: Please change the title of the chief financial officer on the signature page to add that the chief financial officer is the principal accounting officer.

Response: The Registrant will make the requested change.

Thank you for your attention to these matters. If you have any questions regarding these responses, please call me at (617) 951-9053 or George Zornada at (617) 261-3231.
Sincerely,

/s/ Abigail P. Hemnes
Abigail P. Hemnes

cc:	Michael Sullivan, Chief Compliance Officer of the Registrant George J. Zornada, K&L Gates LLP